Exhibit 12.1

(dollars in thousands)	2005		2006		2007		2008		2009

Fixed charges:
Interest expense, excluding floor plan interest	$42,386		$42,235		$47,313		$72,360		$92,927
Capitalized interest	2,328		3,651		2,463		1,543		702
Rent expense (interest factor)	25,999		32,471		31,987		32,119		31,763

Total fixed charges	70,713		78,357		81,763		106,022		125,392

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	152,643		140,998		173,584		(770,966)		22,359
Add: Fixed charges	70,713		78,357		81,763		106,022		125,392
Less: Capitalized interest	(2,328)		(3,651)		(2,463)		(1,543)		(702)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$221,028		$215,704		$252,884		$(666,487)		$147,049

Ratio of earnings to fixed charges	3.1	x	2.8	x	3.1	x	(772,509	)(1)	1.2x

(1)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.